May 5, 2008

Mr. Hugh West

Branch Chief

U.S. Securities and Exchange Commission

100 F. Street, NE

Washington, D.C.  20549

Mail Stop 4561

Re:                             East West Bancorp, Inc.

Form 10-K for the Fiscal Year December 31, 2007

Filed February 29, 2008

File No. 000-24939

Dear Mr. West:

We are in receipt of your letter dated April 24, 2008 which contains comments and questions pertaining to the above-referenced filing.  Following are East West Bancorp, Inc.’s (the “Company”) responses to your comments and questions:

Question 1:                                We note your recorded investment in impaired loans totaled $123.8 million at December 31, 2007.  We also note your non-accrual loans totaled $63.8 million on the same date.  In your disclosure, you state that once loans have been classified as impaired, there is generally no interest recognition on these loans.  Therefore, we would expect your non-accrual loans and impaired loans to be similar in their amounts.  Please tell us the reason(s) for the difference.  (Reference:  Management’s Discussion and Analysis—Table 12: Nonperforming Loans, page 56).

Response:                                        In light of the credit and mortgage crisis affecting the entire financial industry and its impact on our borrowers, the Company took a more proactive approach during the latter part of 2007 to assess potential loan impairment in our overall portfolio.  We expanded our scope to include all classified loans with outstanding principal balances or commitment amounts of $2.0 million or greater.  Our recent experience in late 2007 made us acutely aware of the rapid deterioration occurring in the market in a relatively short period of time.  Specifically, we have noted that while our borrowers may continue to pay as agreed in accordance with their contractual terms and/or even though loans may not have reached a significant stage of delinquency, the existence of one or more of the following conditions represent warning signs that warrant a more careful scrutiny of these loans for potential impairment:

•                  diminishing or adverse changes in cash flows that serve as the principal source of repayment;

•                  adverse changes in the financial position or net worth of guarantors or investors;

•                  declining or adverse changes in inventory levels securing commercial business and trade finance;

•                  failure in meeting financial covenants; or

•                  other changes or conditions that may adversely impact the ultimate collectibility of loans.

Despite the existence of one or more of the above conditions, these loans continue to perform as agreed, and therefore, they have not been placed on nonaccrual status.  This appears reasonable as income recognition on loans that are deemed to be impaired is not precluded under Paragraph 17 of SFAS No. 114, Accounting by Creditors for Impairment of a Loan, an amendment of FASB Statements No. 5 and 15.  Specifically, paragraph 17 states that SFAS No. 114 “does not address how a creditor should recognize, measure, or display interest income on an impaired loan.”  We will provide additional description regarding the difference between nonaccrual loans and impaired loans in future filings.

Question 2:                                We note your disclosure that all non-accrual loans and all other loans graded substandard or doubtful with an outstanding balance of $2.0 million or greater are individually evaluated to determine the potential level of impairment and to establish a specific reserve if necessary.  We also note you did not include similar disclosure in your December 31, 2006 Form 10-K.  Please provide us with the following additional information concerning your impairment evaluation process:

•                  Tell us if you changed your methodology for individually evaluating impaired loans during 2007 and describe the reason(s) for the change, if applicable;

•                  Tell us how you determined the $2.0 million threshold described above;

•                  Clarify whether and how loans that fall below the threshold are evaluated for impairment;

•                  Tell us the accounting literature you relied upon in concluding your policy of only evaluating impairment above a certain threshold was appropriate; and

•                  Tell us the number and aggregate amount of loans by loan category (included in your $123.8 million recorded investment in impaired loans at December 31, 2007), that were not individually evaluated for impairment because they did not meet the threshold.

(Reference: Management’s Discussion and Analysis—Table 12: Nonperforming Loans, page 56).

Response:                                        As previously stated above in response to Question 1, during 2007, the Company expanded its scope for individually evaluating loans for potential impairment to include all classified loans with outstanding principal balances or commitment amounts of $2.0 million or greater.  The Company wanted to take a more proactive and aggressive stance in assessing potential loan impairment instead of waiting for certain triggering events to take place.  The $2.0 million threshold was not derived from any specific accounting literature but was determined internally in conjunction with the Company’s enterprise risk management assessment process.  Essentially, the $2.0 million threshold represents the maximum level of potential loss that the Company is willing to assume for individual transactions.  This internal policy is consistent with the spirit of paragraph 7 of SFAS No. 114, which states that “a creditor should apply its normal loan review procedures” in identifying “loans that are to be evaluated for collectibility.”  Loans that fall below this $2.0 million threshold continue to be individually evaluated for impairment on the basis of the Company’s original criteria, specifically, nonaccrual status, a “doubtful” loan grade, and restructured loan terms. When loans below the $2.0 million threshold become 90 days or more delinquent, they are automatically placed on nonaccrual status, and therefore, are deemed to be impaired.  Similarly, loans under $2.0 million that are graded “doubtful” or have had their terms modified pursuant to a troubled debt restructuring are also deemed to be impaired. All loans included in the $123.8 million recorded investment in impaired loans at December 31, 2007, regardless of dollar amount, were individually evaluated for impairment.

Question 3:                                We note you sell and securitize loans with recourse.  Please address the following so that we may better understand your accounting treatment:

•                  Tell us the amount of gains/losses on the sale of loans for each period provided, and if material, disaggregate such amounts on your statements of cash flows in future filings;

•                  Tell us, and clarify in future filings, within each line item on your statements of income your gains/losses on sale of loans are classified; and

•                  Explain how your loans sold with recourse qualify for sale accounting under SFAS 140, see paragraph 9.

(Reference: Notes to Consolidated Financial Statements, Note 18—Commitments and Contingencies, page 115).

Response:                                      The Company’s gains/losses on sale of loans for each period provided is shown as a separate line item in the Consolidated Statements of Income in the “Noninterest Income” section under the caption “Income from secondary market activities.”  Net gains from the sale of loans amounted to $1.6 million, $698 thousand, and $1.6 million for the years ended December 31, 2007, 2006 and 2005, respectively.  For future filings, we will explicitly refer to such amounts as “net gains or losses from the sale of loans.”  Moreover, we will assess these amounts for materiality, and if deemed material, we will disaggregate such amounts on the Company’s Consolidated Statements of Cash Flows in future filings.

The Company has not sold any loans with recourse for the past several years.  As of December 31, 2007, total loans sold with recourse amounted to $13.8 million and represent the remaining balance of loans sold between the late 1990s through 2002.  These transactions were evaluated by the applicable accounting literature in effect at the time and the Company concluded that sale treatment was appropriate.

There are recourse provisions in certain of the Company’s 2007 loan securitization activities.  All of the single family and multifamily loan securitizations consummated by the Company during 2007 qualify as guaranteed mortgage securitizations that were accounted for as neither sales nor financings, and therefore, no gains or losses were recorded to operations.  This accounting treatment is in accordance with the guidance prescribed in SFAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, a replacement of FASB Statement No. 125.  Under paragraph 9 of SFAS No. 140, “a transfer of financial assets in which the transferor surrenders control over those financial assets shall be accounted for as a sale to the extent that consideration other than beneficial interests in the transferred assets is received exchange.”  Paragraph 9 of SFAS No. 140 lists three conditions (i.e. legal isolation of the transferred assets from the transferor, the transferee’s right to pledge or exchange the assets received, and the transferor not maintaining effective control over the transferred assets) that must be met in order for the transaction to receive sale treatment.  Since the Company’s securitization transactions are strictly a swap of loans for mortgage-backed securities, with no cash proceeds involved, but merely an exchange of beneficial interests, they do not qualify as either a sale or a financing under paragraph 9 of SFAS No. 140.

Total loans securitized with recourse amounted to $650.2 million at December 31, 2007, comprised of $72.7 million in single family loans with full recourse and $577.5 million in multifamily loans with limited recourse.  The recourse provision on multifamily loans is limited to 2.5% of the top loss on the underlying loans.  All of these transactions represent securitizations with Fannie Mae.

In connection with our responses to your comments and questions, we hereby acknowledge the following:

•                  the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any further questions, please do not hesitate to contact me at (626) 768-6898.

Sincerely,

/s/ Julia S. Gouw
Julia S. Gouw
Vice Chairman and Chief Risk Officer

/s/ Thomas J. Tolda
Thomas J. Tolda
Executive Vice President and
Chief Financial Officer